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                                  Commission File No. 0-29106



                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549


                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 1997


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X






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Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated October 15, 1997, relating to, among other things, the Board of Directors' decision to declare a cash distribution to the Company's shareholders of record as of October 27, 1997 in the amount of US$0.64 per share, which will be payable on or about November 13, 1997.


Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.






























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FOR IMMEDIATE RELEASE

                  KNIGHTSBRIDGE TANKERS LIMITED
                            announces
                        Cash Distribution

Contact: Karl Molander
         Knightsbridge Tankers Limited
         Investors Relations
         (011) +46-8-613-30-30

Hamilton, Bermuda, October 15, 1997: Knightsbridge Tankers Limited ("Knightsbridge") announced that its Board of Directors has declared a cash distribution, in the amount of US$ 0.64 per share. The cash distribution will be payable on or about November 13, 1997, to shareholders of record as of October 27, 1997. The declaration of the cash distribution follows receipt by Knightsbridge of its payment charterhire from Shell International Petroleum Company Limited ("Shell International"), a member of the Royal Dutch/Shell Group of Companies, for the period from July 1, 1997 to September 30, 1997. Shell International bareboat charters five double hull very large crude carriers (VLCCs) from Knightsbridge on a "hell and high water" basis for a minimum seven year term, with an option for Shell International to extend the period for each VLCC for an additional seven year term, to a maximum of 14 years per VLCC. The charterhire payable by Shell International is the greater of a guaranteed minimum rate or spot market related rate. The spot market related rate exceeded the guaranteed minimum rate in the third quarter of 1997, and the charterhire paid by Shell International to Knightsbridge on October 15, 1997 was US$3,130,300 or US$6,805 per vessel and day higher than the minimum rate.

Knightsbridge's Common Shares trade on the Nasdaq National Market under the symbol "VLCCF".

Knightsbridge Tankers Limited     Knightsbridge Tankers Limited
Investors Relations               Registered Office
P.O. Box 7007                     Cedar House, 41 Cedar Avenue
S-103 86 Stockholm, Sweden        Hamilton HM 12,
Telephone:  Int+46-8-613 30 30    Bermuda
Telefax:  Int+46-8-613- 99 09








01655001.FS7





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                           SIGNATURES




              Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  KNIGHTSBRIDGE TANKERS LIMITED
                                       (registrant)


Dated: October 17, 1997      By:  /s/ Ola Lorentzon_________
                                  __________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                  and Treasurer





























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